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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of    DECEMBER      , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date  January 7, 2003         By  /s/ TREVOR M. HILLMAN
             --------------------         ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

VHQ ENTERTAINMENT INC. ANNOUNCES A RESTRUCTURING OF ITS
MANAGEMENT

         CALGARY, Dec. 31 / CNW/ - VHQ Entertainment Inc. (TSX: VHQ) announces that its newly elected board of directors has approved of a restructuring of VHQ's management team. At the most recent shareholder meeting held on November 27, 2002, Trevor M. Hillman, Catherine J. McDonough, Peter A. Lacey, Timothy J. Sebastian and Gordon R. Hillman were elected to serve as directors of VHQ. The board of directors has since approved of the appointment of Gordon Hillman as the Chairman of the Board of VHQ. Trevor Hillman has resigned from that post and will resume his former position as President and Chief Executive Officer of VHQ. Gregg Johnson has resigned as the President and Chief Operating Officer of VHQ. The Board of VHQ would like to thank Gregg Johnson for his many years of valuable service to VHQ. We wish him success in his future business endeavors. Gordon Hillman is currently the President of Hillman Holdings Ltd., a private property development company based in Red Deer, Alberta. Previously, Gordon Hillman owned and operated a chain of 23 video stores in Alberta prior to selling that business to a U.S. company. Trevor Hillman founded VHQ in 1997 and has overseen its expansion into a chain of 49 wholly owned video and home entertainment retail stores. Trevor Hillman has over 20 years experience in the video retail industry.
         VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer that operates a chain of 49 wholly owned urban and rural retail stores, each offering a large selection of diverse home entertainment products, including movies, music, games . . . and more. VHQ's corporate website is located at www.VHQ.ca and the company's filings can be viewed at http://www.sedar.com. The common shares of VHQ are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VHQ".

         The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.



-30-

For further information:  Trevor M. Hillman - Chief Executive Officer,
Telephone:  (403) 346-8119, Fax: (403) 309-5511, E-mail:  trevorh@vhq.ca